Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

June 10, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Anuja A. Majmudar

Re:                             Capstar Special Purpose Acquisition Corp.
Draft Registration Statement on Form S-1
Filed March 6, 2020
File No. 377-03082

Dear Ms. Majmudar:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated March 31, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on March 6, 2020 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1 Filed March 6, 2020

Cover Page

1.                                      Please revise the prospectus cover page to include a brief discussion of the respective voting rights of your Class A and Class B common stock.

Response:  The Company has revised its disclosure on the prospectus cover page of the Registration Statement in response to the Staff’s comment.

*          *          *

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2020

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:                                Capstar Special Purpose Acquisition Corp.

Alan I. Annex, Esq.